Kaufman & Canoles, P.C.
Three James Center, 12th Floor
1051 East Cary Street
Richmond, VA 23219

Mailing Address
Post Office Box 27828
Anthony W. Basch (804) 771.5725 awbasch@kaufcan.com	Richmond, VA 23261 T (804) 771.5700 F (804) 771.5777 kaufCAN.com

May 5, 2010

Max A. Webb, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tianli Agritech, Inc.

Registration Statement on Form S-1

Filed March 17, 2010

File No. 333-165522

Dear Mr. Webb:

On behalf of Tianli Agritech, Inc. (“Tianli”) and in response to the comments set forth in your letter dated April 12, 2010, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Pre-Effective Amendment No. 1 to the captioned Registration Statement (the “Amendment”). Factual information provided herein has been provided to us by Tianli. Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed three redlined copies of the Amendment for your review.

General

1.	Please provide the staff with any pictures or graphics you intend to use for the prospectus. Upon review of such materials, we may have further comments.

Tianli acknowledges the comment and will provide such materials if it elects to incorporate any such materials. At present, Tianli does not intend to do so.

2.	We note that you intend for the two prospectuses to be identical in all respects except for the alternate pages for the selling shareholders prospectus. However, it appears that disclosure pertinent only to the initial public offering will serve for the selling shareholders prospectus. For example, the risk factor addressing dilution on page 39 would be inapplicable. Please revise to include additional alternate pages for disclosure applicable only to the selling shareholder prospectus.

Max A. Webb, Assistant Director

May 5, 2010

Tianli acknowledges the comment and has reviewed the prospectus to ensure that the introductory note regarding alternative pages reflects all pages that require changes. Tianli notes that it previously stated in such introductory note that the referenced dilution section was to be deleted from the selling shareholder prospectus. As that change deleted all of page 39, Tianli has not provided an alternative page 39, which would be blank. Tianli has, however, revised the introductory note and provided additional alternative pages in the first amendment to reflect changes to the Placement and Placement Agent Warrants headings in the Summary, to the Capitalization section and to the Shares Eligible for Future Sale.

3.	To facilitate comprehension of your disclosure, please revise to refer to each of your subsidiaries and your affiliate by their proper names rather than as “we.”

Tianli has revised the registration statement to refer to Tianli, HCS, WFOE and Fengze separately when appropriate and to refer to “we” and “our company” when such terms apply to the overall business group. Generally speaking, discussions about the farming operations refer to Fengze, the PRC operating entity that actually owns and operates the farms, and discussions about the business of the company, including financial information, refer to Tianli or “we” or “our company”. In making the change in this way, Tianli has sought to follow the guidance in the SEC’s “A Plain English Handbook” under the heading “Try personal pronouns.”

4.	We note that you have relied on statistics from a “variety of publicly-available sources.” Please give specific citations to those sources that you have relied on most heavily. In addition, if some of these sources are not available in English, please say so.

Tianli has revised the registration statement to cite the specific sources on which it has relied most heavily. All of the sources cited are available in English.

5.	Please provide a U.S. dollar equivalent whenever you present figures in RMB.

Tianli has revised the registration statement to provide US dollar equivalents as requested.

6.	Delete terms such as “high-quality,” “low pollution,” “dramatically,” “heavily” and “significant” from the registration statement as such unsubstantiable terms do not assist investors in understanding your business.

Tianli has revised the registration statement as requested to remove references to “dramatically”, “heavily” and “significant” but has retained references to its reputation for “high-quality” and “low pollution”, as these terms are substantiated in the registration statement. In particular, Tianli believes it enjoys a reputation for producing high quality hogs, as evidenced by its efforts to maintain and improve the health of its hogs (see “We have invested in technology designed to improve the health and quality of our hogs”, “We have developed a premix in cooperation with a local research institute that we have used to improve our hogs’ health while

Max A. Webb, Assistant Director

May 5, 2010

decreasing our costs in raising our hogs and keeping them healthy”, and “We have attained several awards in recognition of our efforts to improve our hogs’ living conditions, reduce reliance on chemical feed additives and decrease pollution” on pages 58 and 59). Similarly, Tianli produces low-pollution hogs, as evidenced by its receipt of a “Certificate of Pollution-free Agricultural Product” from Hubei province, which is disclosed under the header titled “We have attained several awards in recognition of our efforts to improve our hogs’ living conditions, reduce reliance on chemical feed additives and decrease pollution” on page 59.

7.	We do not understand how you plan to conduct a best efforts offering with a price range. Either replace the price range with a fixed price or advise.

The offering will be conducted as a best efforts, minimum/maximum offering. Per Commission requirements, Tianli has provided a bona fide price range in which it expects the offering to be priced. The placement agent and Tianli will ultimately agree on the fixed price prior to closing, and that fixed price will be within the bona fide price range currently provided in the registration statement (except as may be permitted pursuant to Rule 462). As a result, while the red herring prospectus will contain a price range potential investors may expect to pay for each share, the final prospectus will reflect the fixed price such investors actually pay per share.

8.	Do you intend that the selling shareholders will be able to sell during the period of the best efforts offering? If so, please revise their cover page so that it reflects a fixed price as well. Revise to clarify, if true, that you will not seek to be listed until you either complete or abandon the effort to sell the maximum offering amount.

The selling shareholders will not be able to sell any shares until the shares trade publicly on the NASDAQ Global Market after the closing of the initial public offering. Prior to such time, the shares would not be considered “covered securities” under Section 18 of the Securities Act and would require blue sky exemptions for such sale, which Tianli does not intend to obtain for such selling shareholders.

The cover page of the selling shareholder prospectus will also be revised as stated above in response to Comment 7 so that a price range remains in place during the registration process and will be replaced by a fixed price in the final prospectus. At such time, the IPO price will have been set, and the initial selling shareholder price may also be set; provided, of course, that the selling shareholders will sell at the prevailing market price after the shares begin to trade publicly.

Tianli has not made the suggested revision regarding completion of the maximum offering amount. Tianli believes that it will satisfy the minimum objective criteria for listing on the NASDAQ Global Market upon closing of the minimum offering, rather than the maximum offering. (Please note that Tianli has decided to apply for listing on the Global Market, rather than the Capital Market, as previously disclosed.)

9.	Since there appears to be a material amount of additional cash assets which would be available to the company if the maximum amount of the offering is reached as opposed to the minimum amount, it is unclear why you believe that one prospectus can be used for both the mini-max and the selling shareholder offering. Either revise to remove the selling shareholder pages or tell us why the disparate amount of proceeds would not be material information to investors.

Max A. Webb, Assistant Director

May 5, 2010

As noted in response to Comment 8, the selling shareholders will not be able to sell any shares until the closing of the IPO. At such time, the investing public will know whether Tianli has sold the minimum number of shares, maximum number of shares or some number of shares between the minimum and maximum. Accordingly, the amounts of proceeds from the IPO, to the extent disclosed in the final selling shareholder prospectus, will not be “disparate” and will instead represent the actual amounts raised in the IPO.

Our Company, page 1

10.	Please disclose when in 2010 your ninth farm in Wuhan is expected to begin operating.

Tianli has revised the registration statement to state that the ninth farm is currently operational and is in the process of increasing its operations to operating capacity. As stated in the registration statement, the ninth farm currently has over 300 breeder hogs, which will be increased to over 1,200 breeder hogs as the farm reaches operating capacity.

11.	We note in the last paragraph of this section that there was such overproduction of pork that the government intervened to purchase and store frozen pork to support the price and in the first table on page 2 that overall pork production is estimated to increase significantly this year. Please revise here and elsewhere as appropriate to discuss the implications of these statements. At a minimum, it suggests that you will face significant pricing pressure on the sale of pork, the possibility of a sharp decline in the sale of breeder hogs, and the possible creation of an extended surplus of pork. Yet there is no real discussion here or in risk factors or in Liquidity of this known trend.

Since the filing of the initial registration statement, China has renewed its efforts to support pork prices in light of falling pork prices. Accordingly, Tianli has revised the registration statement to highlight the potential implications of such policy and has made the requested changes to the registration statement.

Notwithstanding the foregoing, Tianli believes that the termination of the pork price support program is more of a risk factor than a known trend, as the Chinese government appears to be seeking stability in the price and appears unlikely to take actions that will result in fluctuations. Much like U.S. corn subsidies could be terminated, which would materially harm the U.S. economy, but are unlikely to be terminated precisely because of the harm to the U.S. economy, Tianli believes China will act cautiously in changing pork subsidies, given pork’s status as a staple in the Chinese diet. For this reason, Tianli has focused its disclosure regarding implications in the Risk Factors section more than in the other referenced sections.

Max A. Webb, Assistant Director

May 5, 2010

12.	Please revise the second table on page 2 to include the 2009 figures, if available. We note that it is already in the second quarter of 2010.

Tianli acknowledges the comment but has not updated the second table to include 2009 figures. The USDA has not updated the China Agricultural and Economic Data: National Data website (http://www.ers.usda.gov/Data/China/NationalForm.aspx) since July 1, 2009. The USDA website draws information from the National Bureau of Statistics of China (http://www.stats.gov.cn/english/statisticaldata/yearlydata/), which also provides pricing information only through 2008 at this time.

China’s Hog Industry, page 2

13.	Please revise to state who is expecting imports from abroad to “fall by approximately 20% to 120,000 tons in 2010” and why.

Tianli has revised the statement to cite the source of the expectation as a USDA Foreign Agricultural Service report.

Wuhan City, page 4

14.	We note your discussion of the grants the city provides to hog farms. Please revise here and on page 23 to disclose the extent you have benefited from these grants as well as any subsidies, business tax exemptions and government incentives.

Tianli has revised the referenced sections to disclose that it received (a) one-time subsidies for pig farm construction of $164,452.53 and $161,585.75 during 2009 and 2008, respectively; (b) $33,621.41 and $28,726.36 on recurring breeder hog subsidies from the government in 2009 and 2008, respectively; and (c) $16,445.25 and $50,271.12 non-recurring sewage subsidies (for building a biogas pond in which to store waste) from the government in 2009 and 2008, respectively. In addition, Fengze was not required to pay income tax for 2009 and 2008.

Our Opportunity and Competitive Strengths, page 4

15.	You state that you are one of the largest commercial hog farming companies in Wuhan and Hubei. Please revise to disclose the number of comparable hog farming companies against whom you are competing.

Tianli has revised the referenced section to clarify that there are two other farms with annual production capacities of 100,000 hogs or more in Hubei. COFCO has an estimated annual production capacity of 110,000 hogs, and Tianzhong has received subsidies for reaching an annual production capacity of 140,000 hogs.

Max A. Webb, Assistant Director

May 5, 2010

Our Corporate Structure, page 5

16.	Please disclose the rationale behind your business structure by incorporating disclosure from Footnote 1 to your financial statements.

Tianli has revised the discussion of the control agreements in the referenced section to explain the rationale for the business structure.

17.	Please revise to make clear whether or not Ms. Li founded Fengze. If she did not, please expand your discussion to disclose its founder.

Tianli has revised the section to clarify that Ms. Li founded Fengze.

Closing of Offering. page 7

18.	Please revise to include the principal purposes for which the net proceeds will be used.

Tianli has added the requested net proceeds disclosure to the summary section.

19.	Please disclose here, and in each instance where you note the Chinese remittance procedures, the maximum expected time that will elapse before proceeds from this offering are used in China.

Tianli has revised the registration statement to state that the process may take as long as six months.

20.	Also, it is unclear why investors should have to bear the risks involved in the delays caused by the remittance procedures. Please tell us why those procedures cannot be initiated prior to closing.

Tianli acknowledges the comment and advises that the process cannot be undertaken prior to actually having the proceeds, as the transfer of funds into China triggers the remittance process.

The Chinese government has implemented a tight control on foreign capital flowing into China. All foreign money has to flow into a pre-approved designated “capital account” before it is released for its actual use. Without pre-approval by the State Administration for Foreign Exchange (“SAFE”), money transferred into China will be frozen. Tianli has received the approval and obtained “Foreign Exchange Registration Certificate” from SAFE, however, when the money comes into its capital account in China, Tianli will be subject to SAFE’s watching and monitoring on how to use the proceeds. The time between final release of proceeds and reaching the Chinese corporate account could take weeks or months. There is no automatic way in China to release money from the capital account directly into Tianli’s operating entity.

Max A. Webb, Assistant Director

May 5, 2010

Summary Financial Information, page 10

21.	We note your reference to “the reorganization of our company that was completed January 27, 2010.” Please supplementally explain the exact nature of that “reorganization.” That is, please describe the actual organization/relationship of each of these four entities as of December 31, 2009. In this regard, we note that WFOE may not have been formed until 2010 (page 5). Please explain supplementally and in detail. We may have further comments upon review of your response.

Tianli was incorporated in the British Virgin Islands on November 9, 2009 as a limited liability company. The Company is engaged in the business of raising, breeding and selling hogs for use in China’s pork production and hog breeding markets. Its wholly owned subsidiary, HCS was incorporated in Hong Kong on November 24, 2009 as a limited liability company. Other than the equity interest in HCS, the Company does not own any assets or conduct any operations.

WFOE was incorporated on June 2, 2005 as a domestic Chinese company, 100% owned by Chinese citizens. On November 26, 2009, the principal shareholders of WFOE entered into a common stock purchase agreement with HCS, pursuant to which HCS paid RMB1,000,000 to WFOE’s principal shareholders in exchange for 100% ownership of WFOE’s equity. This ownership became effective on January 19, 2010, when the Wuhan Municipal Commission of Commerce approved the ownership change. On January 27, 2010, the ownership change was declared effective by the Wuhan Administrator for Industry and Commerce. HCS acquired 100% of WFOE, and WFOE became a wholly foreign owned enterprise, rather than the domestically-owned entity it was prior to such approval. While WFOE did not become a wholly foreign owned enterprise until 2010, it existed and was able to enter into agreements beginning in 2005.

Chinese laws and regulations currently do not prohibit or restrict foreign ownership in hog breeding businesses. However, Chinese laws and regulations do prevent direct foreign investment in certain industries. On December 1, 2009, to protect the Company’s shareholders from possible future foreign ownership restrictions, Fengze and all of the shareholders of Fengze entered into an entrusted management agreement with WFOE, which provides that WFOE will be entitled to the full guarantee for the performance of such contracts, agreements or transactions entered into by Fengze. WFOE is also entitled to receive the residual return of Fengze. As a result of the agreement, WFOE will absorb 100% of the expected losses and gains of Fengze, which results in WFOE being the primary beneficiary of Fengze.

Tianli has added the above disclosure to the description of the history of WFOE, HCS and Tianli in the “Our Corporate Structure” section of the prospectus.

Max A. Webb, Assistant Director

May 5, 2010

22.	As a related matter, if WFOE was not formed until 2010, please explain the disclosure on page 16 that states WFOE entered into an “Entrusted Management Agreement” with Fengze on December 1, 2009.

As noted in response to Comment 21 and as clarified in the “Our Corporate Structure” section, WFOE was formed in 2005 and was able to enter into the Entrusted Management Agreement on December 1, 2009. It became a wholly foreign-owned enterprise in 2010.

23.	We note that the “Make-Good Shares” are to remain in escrow until your Form 10-K for the year ended December 31, 2010 is filed. Supplementally and in detail, please explain how you will treat the escrowed shares when computing basic and fully diluted EPS. Cite your basis in GAAP for your proposed accounting methodology.

Tianli will treat the escrowed shares in accordance with ASC 260-10-45 “Earnings Per Share – Overall – Other Presentation Matter”. In accordance with ASC 260-10-45, the escrowed shares will be deemed “contingently issuable shares” and will be considered outstanding and included in the computation of basic and diluted EPS. In addition, for pro-forma purposes in the summary financial information the registrant will reflect the terms of “Make-Good Share” provision to the extent possible for the years ending December 31, 2009 and 2008. Accordingly, for the years ended December 31, 2009 and 2008, Tianli has presented both basic and diluted earnings per share, which is based on 8,125,000 outstanding shares (i.e., assuming no cancellation of the Make-Good Shares), and pro forma basic and diluted earnings per share, which is based on 7,125,000 outstanding shares (i.e., assuming the closing of a maximum offering of 2,000,000 shares, the escrow of 1,000,000 Make-Good Shares and the cancellation of all of such Make-Good Shares). Tianli believes that by providing both numbers to potential investors, it allows them to evaluate EPS for Tianli (including the reasonableness of the 2010 EPS target) as though the Make-Good Shares were or were not redeemed.

Our failure to comply, page 11

24.	We note your incurrence of “significant capital and operating expenditures” to comply with environmental regulations. Please revise to quantify these expenditures and your expected expenditures for the immediate future.

As requested in Comment 6, Tianli has revised the discussion to clarify that Tianli ordinarily expends approximately $150,000 in connection with the construction of biogas ponds to store hog waste when it builds a hog farm but that it does not otherwise spend funds for environmental compliance after such time. Tianli does not expect to spend any further amounts for environmental purposes in the immediate future, as all biogas ponds associated with existing/constructed farms have been built.

Max A. Webb, Assistant Director

May 5, 2010

Our hog farming business, page 14

25.	Please create a separate risk factor for the second paragraph which addresses the risk that government support of an artificial floor price may terminate.

Tianli has created the requested risk factor, entitled “If Chinese government support of pork prices changes or terminates, the price of pork and, as a result, our operations could be materially harmed.”

We may require additional financing, page 14

26.	If you anticipate seeking additional financing in the immediate future, please disclose.

Tianli does not anticipate seeking additional financing in the immediate future and has clarified this matter in the referenced section.

Our operations are cash intensive, page 15

27.	Please revise to disclose the percentage of cash used to fund your operations rather than merely note the amount is “significant.”

Tianli has revised the referenced sentence to read as follows: “We expend a majority of our cash sales to fund our operations, principally to purchase the raw materials needed to raise hogs. We used approximately 62% and 66% of our cash sales in 2009 and 2008, respectively, to fund our operations.”

We are substantially dependent upon our senior management, page 16

28.	Please create a separate risk factor addressing the fact that none of your senior management has experience managing a public company.

Tianli has drafted an additional risk factor entitled “Our senior management lacks experience managing a public company and complying with laws applicable to operating as a U.S. public company domiciled in the British Virgin Islands.”

We must remit the offering proceeds to China, page 18

29.	Please revise to note, if true, that it is possible the remittance of funds to China ultimately may not be successful even if all the proper procedures are followed.

Tianli has not made the suggested revision because China’s remittance procedures are clearly established, and an applicant that follows all of the proper procedures is entitled to successful completion of the remittance process. A failure of remittance under such circumstances would be an abuse of discretion akin to the Internal Revenue Service imposing a different tax on a taxpayer than that which results from a properly prepared, accurate, fully substantiated nonfraudulent tax return.

Max A. Webb, Assistant Director

May 5, 2010

We may be subject to foreign exchange controls, page 24

30.	If applicable, please disclose how these exchange controls could limit the use of funds raised in this offering.

Tianli has revised the referenced risk factor to disclose the ways in China’s exchange controls could limit the use of funds raised in the offering.

Our failure to obtain prior approval of the China Securities Regulatory Commission, page 26

31.	It is unclear why investors in the offering should take the risk of delays in granting the approval discussed here. Please revise to clarify why this cannot be obtained prior to the offering.

Tianli has revised the disclosure to clarify that the company does not currently intend to obtain such approval by the China Securities Regulatory Commission (“CSRC”). As noted in the referenced risk factor, Chinese legal requirements are unclear with regard to the need to obtain such approval in the case of variable interest entities controlled by contract. The New M&A Rule applies to merger and acquisition activities of Chinese enterprises by non-Chinese investors but does not reference activities in which one company gains contractual, rather than equity, control over another company. In the absence of a definitive rule or interpretation on this matter, Tianli is unaware of any legal obligation to voluntarily file such an application with the CSRC.

We will incur increased costs, page 28

32.	Please revise to disclose the costs you expect to incur as a public company.

Tianli has made the requested revision to disclose the costs it currently expects to incur as a public company.

Capitalization, page 38

33.	Please present the Minimum Offering table above the Maximum Offering table so that your presentations are consistent throughout the filing.

Tianli has made the requested revision.

34.

You state, in your first paragraph, that the as adjusted figures give effect to the offering proceeds after deducting placement fees. You state, in footnote 2, that the as adjusted figures give effect to the offering proceeds after deducting underwriting discounts and estimated offering expenses. However the actual figures “Pro Forma Adjusted for IPO” appear to reflect the offering proceeds at gross. Please revise your tables to present the as adjusted figures on a net basis. That is, the as adjusted figures should give effect to the proceeds of the offering

Max A. Webb, Assistant Director

May 5, 2010

after deducting both underwriting discounts and commissions and estimated offering expenses payable by you. The minimum and maximum proceeds at net would appear to be $8,691,840 and $10,530,000, respectively. In addition, your narrative and footnote disclosures should clearly explain how the adjusted figures have been derived. Please revise accordingly, or advise.

Tianli has revised the tables in question to reflect anticipated net proceeds from the offering after deducting a 7% placement discount, 1% non-accountable expense allowance and $585,000 in anticipated offering expenses. Please note that the increase of $75,000 in anticipated offering expenses results from Tianli’s decision to apply for listing on the NASDAQ Global Market. As a result, the minimum and maximum net proceeds will be, respectively, $8,616,840 and $10,455,000.

Tianli has further clarified in footnote 4 to the table the way in which the adjusted figures have been derived. Finally, Tianli notes that the additional paid in capital also reflects a deduction in the aggregate par value of the shares offered in the offering.

Dilution, page 39

35.	Please supplementally reconcile the pro forma net tangible book values for both the minimum and the maximum offerings with the Pro Forma adjusted “Total” balances on page 38. We may have further comments upon review of your response.

Tianli has revised the numbers in the Dilution section and provides the following reconciliation.

	Pre-IPO	Minimum	Maximum
A. Pre-IPO Capitalization Total	$12,656,922
B. Intangible Assets	$(731,699)

C. Pre-IPO Net Tangible Book Value [A-B]	$11,925,223

D. IPO Net Proceeds	N/A	$8,616,840	$10,455,000

E. Post-IPO Net Tangible Book Value [C+D]	N/A	$20,542,063	$22,380,223

F. Shares Outstanding	8,125,000	9,792,000	10,125,000
G. Net Tangible Book Value per Share [E/F]	$1.47	$2.10	$2.21

Max A. Webb, Assistant Director

May 5, 2010

Liquidity, page 41

36.	It appears you have related party loans which are due on demand. Please include a discussion of these loans and the impact to your liquidity should repayment be required in the current period for whatever reason.

Tianli has revised the referenced disclosure to explain that the related party loan represents funds due to Tianli’s founder and chief executive officer, Ms. Hanying Li. The loan has a dollar value of $574,306; at December 31, 2009, Tianli had cash in hand of $2,022,295, more than sufficient to repay the loan if and when demanded. Moreover, Ms. Li has agreed not to request payment of the loan during the current period. Accordingly, Tianli believes the repayment of the loan is unlikely to affect its liquidity during the current period.

Results of operations, page 45

37.	In your discussion of the change in revenues between years, you list several factors that contributed to the increase, including organic growth, the acquisition of farms and increases in market prices. Please revise your discussion to clarify the amount of increase in revenues attributable to each source. Where variances in line items are the result of more than one factor, the impact of the individually significant factors should be quantified.

Tianli has revised its disclosure under Results of Operations to quantify the effect of each of the drivers of change in revenues between periods.

38.	Based on the discussion of your business on page 54, it appears you have two main sources of revenue, breeder hogs and meat hogs, which generate different margins of profitability. Please revise your disclosure to explain how these two sources affect both revenues and cost of goods, including the percentage of revenues from breeder and meat hogs and the margins achieved on the sale of each.

Tianli has revised the referenced disclosure to explain that the gross margin for breeder hogs was 59.13% and 51.86% in 2009 and 2008, respectively and that the gross margin for meat hogs was 24.98% and 23.57% in 2009 and 2008, respectively. Breeder hogs accounted for 38.80% and 36.39% of 2009 and 2008 revenues, respectively, and meat hogs accounted for 61.20% and 63.61% of 2009 and 2008 revenues, respectively. Breeder hogs accounted for 25.68% and 26.49% of 2009 and 2008 cost of goods sold, respectively, and meat hogs accounted for 74.32% and 73.51% of 2009 and 2008 cost of goods sold, respectively.

39.	Please revise your discussion to explain the items included in cost of goods sold and the types of expenses included in general and administrative costs. In this regard, we note your descriptions of research and development, and sales and marketing on pages 60 and 61, respectively, and believe consideration should be given to including a similar explanation of these costs within MD&A.

Max A. Webb, Assistant Director

May 5, 2010

Tianli has expanded its discussion in MD&A under “Costs and Expenses” to explain that cost of goods sold includes farm worker salaries, feed costs, veterinary drugs, water, electricity, equipment depreciation costs, maintenance costs, consumables costs, quarantine costs, sporadic equipment costs, hog insurance expenses and sewage charges.

General and administrative expenses include compensation expense for our corporate staff and personnel supporting our corporate, communication costs, gasoline, welfare expenses, education expenses, professional fees (including consulting, audit and legal fees), travel and business hospitality expenses, land rent, inventory gains and losses, amortization of land use rights, low value consumables, stamp duty expense, measure, design and monitoring charges, contractual performance obligations and office administrative and related expenses.

Tianli has further revised the MD&A section to include a discussion of research and development and sales and marketing.

Research and development costs include wages and salary related to research and development personnel and research material consumption expenditures.

Sales and marketing costs include salaries and wages and public image promotion expenses.

40.	Additionally, please expand your explanation of all material changes to explain any known trends, and whether you believe similar circumstances will influence future results. Reference is made to FR-72.

Tianli has expanded its discussion of material changes to discuss known trends as contemplated by FR-72. In particular, Tianli has included additional disclosure of the following trends in “Results of Operations – Expected Trends Affecting Results of Operations”:

1. In 2009, Tianli witnessed increasing sales prices and volume of sales of breeder hogs. Tianli has since seen the volume trend continue and has seen prices begin to stabilize for breeder hogs. As a result, Tianli believes its organic growth from sales of breeder hogs is likely to continue for the near term.

2. In 2009, Tianli saw decreasing sales prices for meat hogs, which were offset by increased volume of sales of meat hogs. Tianli has since seen both trends continue, with volume increases outpacing price decreases. As a result, Tianli believes its organic growth from sales of meat hogs is likely to continue for the near term, albeit at a slower rate than breeder hog sales.

3. Tianli believes that its ninth hog farm will allow it to benefit from the continued demand for hogs in Wuhan. Although hog prices are not increasing at the same rate as in the past, Tianli believes that the volume increases have justified continued acquisitions of hog farms as a growth strategy.

4. Tianli believes that the current floor price on pork is a risk control mechanism implemented by China central government to stabilize the pork price, to reduce panic

Max A. Webb, Assistant Director

May 5, 2010

among pig farmers and consumers, to reduce criticism to the Chinese central government and to prevent significant changes to the consumer price index. Because of the importance the Chinese government attaches to making pork affordable to consumers but viable for farmers, Tianli expects that such floor prices are likely to continue for so long as the Chinese government believes that a failure to have such floors in place would increase price volatility beyond a level acceptable to the government. While Tianli does not expect the termination of such floor prices, if that were to occur, then Tianli would expect to see material price volatility in its industry.

5. Tianli believes the current trend toward development of new, larger hog farms and consolidation of existing hog farms will continue. In particular, Tianli believes that local governments’ policies of granting subsidies to farms that reach production capacities of 10,000 or 20,000 hogs will continue until the government believes it has sufficient local hog farms to meet its perceived demand for pork products.

41.	In this regard, it appears that your results of operations may be materially influenced by government subsidies, either individually or in the aggregate. If so, please expand your discussion of these subsidies, including:

•	the number of subsidies received, on average, in any year,

•	the amount of subsidies which are recurring and non-recurring,

•	whether all subsidies received are recorded as “Subsidy income” in your statements of operations on F-4,

•	any uncertainty related to the receipt of any recurring subsidies in future periods, and

•	your business reliance on these subsidies either financially, legally or otherwise.

Tianli has revised the disclosure as stated in response to Comment 14 also in the discussion of results of operations, which responds to the first two of the above bullet points. In addition, Tianli has stated that all such subsidies are recorded as “subsidy income” in the company’s financial statements. Tianli expects to continue to receive the annual breeder hog subsidy during future periods and to receive the construction subsidies in any future period in which it is eligible. While there is no guarantee that such subsidies will be continued, the government has taken no actions to suggest that any changes to subsidy levels or qualifications are currently contemplated. Finally, Tianli has disclosed that government subsidies accounted for 4.73% and 10.52% of its net income in 2009 and 2008, respectively. Accordingly, Tianli benefits from, but is not financially, legally or otherwise reliant on, such subsidies for its operations.

Revenue Recognition, page 47

42.	Please revise your revenue recognition policy to explain how the general standards and policies cited relate specifically to your business. Please modify the related disclosure in the note within your financial statements on page F-12 in a similar manner.

Max A. Webb, Assistant Director

May 5, 2010

Tianli has revised its revenue recognition policy in the prospectus and in its financial statements to read as follows:

Revenue Recognition

Revenues generated from the sales of breeding and selling hogs are recognized when these products are delivered to customers in accordance with previously agreed upon pricing and delivery arrangements, and the collectability of these sales is reasonably assured. Accordingly, no provision has been made for returnable goods.

Director Compensation, page 73

43.	We note your disclosure that “All directors hold office until the next annual meeting of shareholders and until their successors have been duly elected and qualified.” Please reconcile this with your disclosure elsewhere, such as on page 28, that you have a classified board structure.

Tianli has a classified board structure and respectfully notes that the disclosure under Director Compensation is accurate as written and has not revised the same:

“All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified.” (emphasis supplied).

Placement, page 92

44.	You state on the cover page of the prospectus that you have applied for approval for quotation on the NASDAQ Capital Market. Please explain your reference to the New York Stock Exchange.

Tianli notes that the referenced disclosure is designed to address those occasions on which market conditions would be considered unstable. The disruption of the U.S. capital markets is one of those occasions. Tianli recognizes that disruptions to one major U.S. stock exchange are ordinarily likely to affect the others; however, the New York Stock Exchange, as an actual physical exchange, may be subject to other disruptions that would be unlikely for NASDAQ. In the event trading were disrupted on the New York Stock Exchange but not NASDAQ as a result of such an event, the placement agent and Tianli believe such an occurrence would properly be considered an adverse market condition and have accordingly referred both to the exchange on which Tianli is seeking to list its shares and to the New York Stock Exchange.

Max A. Webb, Assistant Director

May 5, 2010

Consolidated Statements of Operations. page F-4

45.	You appear to be presenting a statement of operations and comprehensive income. If true, please title it as such, here and in the first paragraph of the accountants’ report.

Tianli has revised the title of the referenced statement of operations and comprehensive income.

46.	Please quantify for us and fully describe the individually significant components of subsidies in each of the periods presented. In this regard, we assume that some of this balance relates to one-time payments for production capacity and some of it relates to a recurring payment for breeder hogs as discussed on page 23. We also note a reference to “sewage subsidies” in MD&A. Please expand your footnotes to address this matter as well.

Tianli has revised the notes to its financial statements to provide the same information discussed in response to Comments 14 and 41 and to clarify that the sewage subsidy was to build a biogas pond, in which it stores waste products.

Consolidated Statements of Cash Flows, page F-5

47.	You state, on page 5, that you acquired a hog farm in fiscal 2008. As audited financial statements for fiscal 2008 are included in the filing, please expand your footnotes to include appropriate disclosures pursuant to paragraphs 51 to 57 of SFAS 141.

Tianli notes that the hog farm acquired in fiscal 2008 was not a business combination as described in SFAS 141. The acquisition was more in the nature of a fixed asset purchase. Tianli did not acquire another subsidiary. Instead, Tianli acquired fixed assets (the hog farm) and integrated the hog farm into Tianli’s existing business structure. No intangible or goodwill resulted from the purchase. Accordingly, Tianli has not expanded its footnote disclosure.

Consolidated Statements of the Stockholders’ Equity, page F-6

48.	Refer to the significant capital contribution in fiscal 2008. Please tell us the source of the contribution, identify the business entity that received it and explain its nature and purpose. Additional footnote disclosure should be provided as well. Finally, please address this matter in MD&A under financing activities and elsewhere, as appropriate.

Tianli has revised the financial statements to identify Hanying Li as the source of the contribution and to identify Fengze as the entity that received the contribution. This contribution occurred prior to Fengze becoming a VIE of Tianli. Tianli has further explained that the contribution was made in order to build its ninth farm and to pay for the acquisition expense for the farm it acquired in 2008. Corresponding disclosure has been added in MD&A under the header “Cash Provided by Financing Activities.”

Max A. Webb, Assistant Director

May 5, 2010

Note 1 – Organization and Description of Business, page F-7

49.	You represent that WFOE was incorporated on June 2, 2005. This information appears to be inconsistent with the narrative on page 5 which states that you formed WFOE in 2010. Please revise your filing as appropriate to eliminate this apparent inconsistency and to support your presentation of Tianli, HCS, WFOE and the VIE in a set of consolidated financial statement for the years ended December 31, 2009 and 2008. In this regard, it appears to us that the date of the ownership change is considered to be January 27, 2010. If true, it appears that separate financial statements may be appropriate at this date. Finally, we note that the Fengze investors hold 93% of Tianli subsequent to the execution of the control agreements. Please tell us the ownership interests of Tianli, HCS and WFOE prior to execution of these agreements. We may have further comments upon review of your response.

As stated in response to Comment 21, WFOE was incorporated on June 2, 2005 and became a wholly-owned foreign enterprise in 2010. Tianli has revised its filing to clarify this matter. Because WFOE was formed in 2005 and entered into the control agreements in 2009, Tianli has retained its prior presentation of the consolidated financial statements.

The ownership interests of Tianli, HCS and WFOE prior to the execution of the control agreements are as follows:

Tianli: Tianli was formed by Mr. Hayden Zou at the request of Fengze, and Mr. Zou owned 100% upon formation. Immediately upon formation, Tianli had no assets.

HCS: Mr. Zou formed HCS as a subsidiary of Tianli, which owns 100% of HCS.

WFOE: Ms. Hanying Li (30%), her husband, Mr. Hua Zhang (50%) and her son, Mr. Xin Zhang (20%) owned 100% of WFOE prior to the time WFOE became a wholly owned subsidiary of HCS.

50.	As the assets and liabilities of the VIE appear to be exactly equal to those of the consolidated entity as of each balance sheet date, please provide us supplementally with the balance sheet of each of the other three entities as of December 31, 2009.

Tianli has supplementally provided the requested materials with this letter.

Max A. Webb, Assistant Director

May 5, 2010

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

51.	On page 66, you explain that the premix you use as feed for your hogs was developed in conjunction with Professor Ming Li, and that Professor Li has assigned the rights to the formula for the premix to you. Please explain to us how you have accounted for these rights, and revise your disclosure accordingly if necessary.

Because the formula and Professor Li’s rights are not patented in China and because the value related thereto has not been quantified, Tianli has not shown such amounts in the Company’s balance sheets.

52.	Reference is made to your discussion of research and development on page 60. Please provide appropriate disclosure of your related accounting policies and of the costs charged to expense each period for which an income statement has been presented pursuant to FASB ASC 730-10-50-1.

Tianli has revised Note 2 to its financial statements to include the following additional disclosure:

Research and Development Costs

Research and development costs are expensed as incurred. These costs primarily consist of cost of materials used and salaries paid for the development of products both to personnel employed by the Company and to third parties employed outside of the Company. Research and development costs for the years ended at December 31, 2009 and 2008 were approximately $53,732 and 42,306, respectively.

Inventories, page F-10

53.	Please state your accounting policy for identifying and recording inventory shrinkage. If there are sensitivity aspects to this area which require management’s judgment, please consider adding a description of this policy to your critical accounting policies section within MD&A.

Tianli has revised Note 2 to its financial statements to include the following additional disclosure:

Inventories

Inventories are stated at the lower of cost, as determined by the weighted-average method, or the market. Management compares the cost of inventories with the market value, and allowance is made for writing down the inventories to their market value, if lower. Costs of raised animals include proportionate costs of breeding, including depreciation of the breeding herd, plus the costs of maintenance through the balance sheet date. Purchased hogs are carried at purchase cost plus costs of maintenance

Max A. Webb, Assistant Director

May 5, 2010

through the balance sheet date. Management inspects and monitors inventory on a continuance basis. Cost of animals deemed defective due to disease, death or poor quality are expensed as incurred and included in general and administrative expenses. Included in such costs is the cost for disposal of such inventory.

Biological Assets, page F-10

54.	Please revise your disclosure to more clearly explain the differences between what comprises inventory and what comprises biological assets. In addition, please explain any connectivity between these two types of assets, including the circumstances under which an asset may move from one category to the other.

Tianli has revised Note 2 to its financial statements to include the following additional disclosure:

Biological Assets

Biological assets consist primarily of hogs for breeding and farrowing, which produce piglets that grow faster and have better quality carcasses with a high percentage of meat and a small quantity of fat. The costs to purchase and cultivate these hogs, and the expenditures related to labor and materials to feed the hogs till they become commercially productive and breedable are capitalized. When these hogs are entered into breeding and farrowing production amortization of these hogs commences. Estimated production lives for breeding hogs is 3 years, after which they normally have a residual value of $73 (RMB 500), which in turn is transferred into inventory as the vast majority of these breeding hogs will then be sold for meat processing. Expenses incurred during gestation until piglets are weaned are capitalized into inventory and referred to as work in process – biological assets. If piglets are deemed ideal for biological asset categorization, a portion of these gestation and raising costs until weaned are allocated into biological assets for these piglets. Amortization expense pertaining to biological assets aggregated to $279,840 and $255,898 for the years ended December 31, 2009 and 2008, respectively, and are included in inventory costs and ultimately become a component of cost of goods sold.

Note 3 – Inventories, page F-15

55.	In the last sentence of the first paragraph, you refer to purchased “cattle,” which generally is not a term used to refer to hogs. Please revise or advise.

Tianli has corrected the referenced term.

56.	The table within this note refers to “Work in process - biological assets”. Please explain how this category within inventory is different from the separate asset category of biological assets and revise your disclosure to clarify.

Tianli has revised the note to clarify that “Work in process – biological assets” has the meaning set forth above in response to Comment 54.

Max A. Webb, Assistant Director

May 5, 2010

Note 6 – Construction in Progress, page F-16

57.	Please revise your disclosure for consistency between the terms work in “progress” and work in “process.” In this regard, to facilitate the readers’ understanding, please provide a separate footnote for building construction. The references to breeder hogs in this footnote are confusing.

Tianli has revised its disclosure to use the term “construction in progress” consistently through the filing. Tianli has also revised Note 6 to read as follows to limit its discussion to construction in progress:

NOTE 6 – CONSTRUCTION IN PROGRESS

Construction in progress consists of amounts expended for building construction of new breeding and animal rearing facilities. Once building construction is completed and the facilities are approved for adequate breeding and animal rearing activity, these construction in progress assets are placed into production and transferred into plant and equipment, whereupon they are depreciated over their estimated useful lives. As of December 31, 2009 and 2008, the construction in progress is $1,346,903 and $1,901,468, respectively.

Note 11 – Other Payables, page F-17

58.	Please explain more fully how your other payables differ from accounts payable. If these payables are more analogous to short-term loans, please describe the terms and the time period over which you expect to repay the outstanding balance.

Tianli has revised Note 11 to clarify that other payables exist when it acquires the assets of hog farms from local farmers to expand Tianli’s operations. Such acquisitions are not business acquisitions but are rather asset acquisitions. These acquisitions are primarily short term purchases that ordinarily require down payments and a short term payment on remaining balances due.

Some of these acquisitions will include short term unsecured, non-interest bearing advances made by the local government where the hog farms are acquired. These government advances are for business enhancement development, to encourage medium size companies to expand their hog operations. These advances have no set repayment date, and accordingly, are deemed short term.

Max A. Webb, Assistant Director

May 5, 2010

Other

59.	Please consider the updating requirements for your financial statements and related consents in accordance with Article 8-08 of Regulation S-X and Item 601(b)(23) of Regulation S-K, respectively, on an ongoing basis.

Tianli acknowledges the comment and will consider such requirements on an ongoing basis.

Tianli is eager to complete the registration process. Thank you in advance for your assistance in reviewing this response and the First Pre-Effective Amendment to the Registration Statement on Form S-1. Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Anthony W. Basch

Anthony W. Basch

	Tianli Agritech, Inc. (“Tianli”)	HC Shengyuan Limited (“HCS”)	Wuhan Fengxing Agricultural Science and Technology Development Co., Ltd. (“WFOE”)	Total
ASSETS
Current Assets:
Investment	$1,287	$146,259	$—	$147,546
Due from related party	114,089	—	—	114,089

Total Current Assets	115,376	146,259	—	261,635

LIABILITIES AND STOCKHOLDERS’ EQUITY
Payable for investment	1,287	146,259	—	147,546

Stockholders’ Equity:
Common stock ($0.001 par value, 50,000,000 shares authorized, 8,125,000 issued and outstanding)	8,125	—	—	8,125
Additional paid in capital	105,964	1,287	146,259	253,510
Less: subscription receivable	—	-1,287	-146,259	-147,546
Statutory surplus reserves	—	—	—	—
Retained earnings	—	—	—	—
Accumulated other comprehensive income	—	—	—	—

Total Stockholders’ Equity	114,089	—	—	114,089

Total Liabilities and Stockholders’ Equity	$115,376	$146,259	$—	$261,635

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